

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via Email</u>
Mr. Michael Barrett
Chief Financial Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, Wyoming 82716

>   **Re: Cloud Peak Energy Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-34547**
>
>   **Cloud Peak Energy Resources LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 2, 2011**
>   **File No. 333-168639**

Dear Mr. Barrett:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and
                            Mining